Exhibit 99.1

CI Financial Announces Early Redemption of Debentures due November 2021

TORONTO--(BUSINESS WIRE)--December 18, 2020--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX) today announced its intention to redeem all of the outstanding $200 million principal amount of 2.775% debentures due November 25, 2021 (“2021 Debentures”). The 2021 Debentures were issued November 25, 2016.

CI intends to redeem the 2021 Debentures on or about January 18, 2021 (the “Redemption Date”) in accordance with their terms. The redemption price will be the greater of (i) the 2021 Canada Yield Price as defined in the supplemental trust indenture under which the 2021 Debentures were issued, and (ii) par, together with accrued and unpaid interest up to but excluding the Redemption Date. Notice of redemption of the 2021 Debentures will be given to CDS Clearing and Depository Services Inc. (“CDS”) and Computershare Trust Company of Canada later today.

“We continue to prudently manage our debt,” said Kurt MacAlpine, CI Chief Executive Officer. “The early redemption will save on interest expense and is part of our commitment to reduce CI’s leverage over time.”

Beneficial holders of 2021 Debentures (held through an account with a bank, brokerage firm, financial institution or other intermediary) that maintain their interests through CDS should contact their CDS customer service representative with any questions about the redemption. Alternatively, beneficial holders with any questions about the redemption should contact their respective bank, brokerage firm, financial institution or other intermediary which holds interests in the 2021 Debentures on their behalf.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI manages and advises on approximately $216 billion in client assets (as at November 30, 2020). CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in wealth management through Assante Wealth Management (Canada) Ltd., CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), CI Investment Services Inc., Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, One Capital Management, LLC and Surevest LLC. CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

All figures in Canadian dollars.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. Forward-looking statements in this press release include statements about the intention to early redeem the 2021 Debentures, including timing and price . These statements and other forward-looking statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

CI Global Asset Management is a registered business name of CI Investments Inc.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com

United States
Trevor Davis, Gregory FCA for CI Financial
610-415-1145
cifinancial@gregoryfca.com